Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion and Analysis

April 30, 2013

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations which has been prepared as at June 24, 2013 should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes to them for the three-month and nine-month periods ended April 30, 2013 and 2012 of SAND Technology Inc. (“SAND” or “Company”) as well as the Company’s MD&A, audited consolidated financial statements and accompanying notes thereto for the year ended July 31, 2012. This discussion and analysis compares performance for the quarters and the nine-month periods ended April 30, 2013 and 2012. Unless indicated otherwise, all dollar amounts are expressed in Canadian dollars. This MD&A was approved by the Board of Directors of the Company.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on June 24, 2013. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its unaudited condensed consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management’s Discussion and Analysis

Financial Highlights

	Three months ended		Nine months ended
	April 30,	April 30,	April 30,	April 30,
Results of Operations	2013	2012	2013	2012

Revenue	$528,603	$889,143	$1,657,898	$2,187,729
Cost of sales and product support	87,752	303,687	250,455	820,398
Gross profit	440,851	585,456	1,407,443	1,367,331
Operating expenses
Research and development costs, net	228,935	374,572	701,575	1,068,660
Selling, general and administrative	316,983	1,422,973	1,487,749	4,090,900
	545,918	1,797,545	2,189,324	5,159,560
Operating loss	(105,067)	(1,212,089)	(781,881)	(3,792,229)
Net finance expense	43,571	107,378	119,335	705,337
Loss from continuing operations	(148,638)	(1,319,467)	(901,216)	(4,497,566)
Gain on sale of discontinued operations	-	-	-	8,571,967
Earnings from discontinued operations, net of tax	-	-	-	62,922
Net income (loss) before income taxes	(148,638)	(1,319,467)	(901,216)	4,137,323
Income tax recovery	-	-	38,549	-
Net income (loss) and comprehensive income (loss)	$(148,638)	$(1,319,467)	$(862,667)	$4,137,323
Basic income (loss) per share	$(0.01)	$(0.07)	$(0.04)	$0.21
Basic weighted average number of common shares	20,744,017	19,559,303	20,154,606	19,370,102

	As at
	April 30,	July 31,
Financial Position	2013	2012
Cash	$1,213,006	$811,655
Working Capital	292,454	97,140
Total assets	2,861,323	3,212,678
Total liabilities	3,649,256	3,148,647
Shareholders' equity (deficiency)	(787,933)	64,031

	April 30,	July 31,
	2013	2012
Long term debt
Due to shareholders	-	-
Convertible debentures	927,230	834,368
Other liabilities	156,818	154,264
	1,084,048	988,632

Management’s Discussion and Analysis

Corporate Profile

SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

The Company’s revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

Overview and major events

During the quarter ended April 30, 2013, the Company’s Board of Directors and management team continued their review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders and focused on controlling expenses.

Quarterly Performance

The following table shows selected consolidated financial information of SAND, for the eight (8) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	April 30,	January 31,	October 31,					Year ended
	2013	2013	2012	Year ended July 31, 2012				July 31, 2011
QUARTERLY RESULTS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	$528,603	$551,072	$578,223	$312,499	$889,143	$698,245	$600,341	$532,540
Quarter-over-quarter variation	-4.1%	-4.7%	85.0%	-64.9%	27.3%	16.3%	12.7%	-31.8%

Cost of sales and product support	$87,752	$47,083	$115,619	$279,342	$303,687	$266,701	$250,011	330,269
Quarter-over-quarter variation	86.4%	-59.3%	-58.6%	-8.0%	13.9%	6.7%	-24.3%	35.9%
Gross margin	$440,851	$503,989	$462,604	$33,157	$585,456	$431,544	$350,330	$202,271
as a % of sales	83.4%	91.5%	80.0%	10.6%	65.8%	61.8%	58.4%	38.0%

Total other operating expenses	$589,489	$753,056	$966,115	$1,747,240	$1,904,923	$1,744,032	$2,153,019	1,816,125
Quarter-over-quarter variation	-21.7%	-22.1%	-44.7%	-8.3%	9.2%	-19.0%	18.6%	-6.2%

Discontinued operations	$-	$-	$-	$279,660	$-	$-	$8,571,967	737,552
Income tax recovery	-	-	38,549	-	-	-	-	-
Profitability
Net income (loss)	$(148,638)	$(249,067)	$(464,962)	$(1,434,423)	$(1,319,467)	$(1,312,488)	$6,769,278	$(876,302)
Quarter-over-quarter variation	-40.3%	-46.4%	-67.6%	8.7%	0.5%	-119.4%	672.5%	-35.8%
Basic and diluted
income (loss) per share	(0.01)	(0.01)	(0.02)	(0.07)	(0.07)	(0.07)	0.35	(0.05)
Weighted average number of shares outstanding	20,744,017	20,565,748	19,637,636	19,668,636	19,559,303	19,358,636	19,283,636	17,009,173

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Management’s Discussion and Analysis

Results from operations for the three-month periods ended April 30, 2013 and 2012

Revenues

The following table provides a summary of the revenue for the three-month periods ended April 30, 2013 and 2012:

	Three months ended
	April 30,	April 30,
	2013	2012
Revenue
Revenue	$528,603	$889,143
Year-over-year variation	-40.5%

Compared to the three months ended April 30, 2012, there was a decrease in our revenues for the three months ended April 30, 2013 as a result of higher sales of software licenses sold during the 3 months ended April 30, 2012 and the decreased sales initiatives that took place starting in the fourth quarter of 2012. Following the sale of the Company’s SAP ILM Product Line to Informatica Corporation in October 2011, the Company has decreased in sales initiatives.

The following table provides a summary of the changes in revenue by geographical segments for the three-month periods ended April 30, 2013 and 2012:

		United
	Canada	States	Europe	Australia	Total

Three months ended April 30, 2013
Revenue	$132,453	$78,990	$317,160	$-	$528,603

Three months ended April 30, 2012
Revenue (1)	80,131	69,398	738,828	786	889,143

(1)	Excluding revenues related to the discontinued operations.

Revenue for the three months ended April 30, 2013 came from recurring maintenance and service revenues as well as from consulting.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods ended April 30, 2013 and 2012:

	Three months ended
	April 30,	April 30,
	2013	2012

Cost of sales and product support	$87,752	$303,687
Year-over-year variation	-71.1%
Percentage of revenues	16.6%	34.2%

Research and development costs, net	228,935	374,572
Year-over-year variation	-38.9%
Percentage of revenues	43.3%	42.1%

Selling, general and administrative expenses	316,983	1,422,973
Year-over-year variation	-77.7%
Percentage of revenues	60.0%	160.0%

a)	Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During the three-month period ended April 30, 2013, cost of sales and product support decreased as a percentage of sale compared to the previous year amounts mostly as a result of the change in the mix of revenues and because the company has reduced its workforce compared to the same period a year earlier.

b)	Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three-month period ended April 30, 2013, research and development costs before tax credits decreased from $432,072 in the quarter ended April 30, 2012 to $228,935 in 2013 because of the reduced level of R&D activities following the reduction in the workforce. The Company did not accrue any investment tax credits during the three-month period ended April 30, 2013.

c)	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the three months ended April 30, 2013, the impact of the restructuring and cost cutting measures initiated during the last half of 2012 were in full force during the quarter. Selling, general and administrative expenses decreased by more than 77% when compared to the three months ended April 30, 2012.

Management’s Discussion and Analysis

Net Income

The following table provides a summary of the net loss for the three-month periods ended April 30, 2013, and 2012:

	Three months ended
	April 30,	April 30,
	2013	2012

Net loss before discontinued operations	$(148,638)	$(1,319,467)
Year-over-year variation	-88.7%

Net loss	$(148,638)	$(1,319,467)
Year-over-year variation	-88.7%

During the three months ended April 30, 2013, net loss was $148,638 as compared to a net loss of $1,319,467 during the three months ended April 30, 2012. The positive impact resulting from the restructuring and cost cutting measures put in place during the previous year explain this improvement in earnings from continuing operations.

During the three-month period ended April 30, 2013, the impact of foreign operations was negligible and resulted in a net foreign exchange loss of $590 compared to a net foreign exchange loss of $74,144 during the same period a year earlier.

Management’s Discussion and Analysis

Results from operations for the nine-month periods ended April 30, 2013 and 2012

Revenues

The following table provides a summary of the revenue for the nine-month periods ended April 30, 2013 and 2012:

	Nine months ended
	April 30,	April 30,
Revenue - Total and Variation	2013	2012
Revenue
Revenue	$1,657,898	$2,187,729
Year-over-year variation	-24.2%

Compared to the nine months ended April 30, 2012, there was a 24% decrease in our revenues for the nine months ended April 30, 2013 resulting from lower recurring maintenance and license revenue.

The following table provides a summary of the changes in revenue by geographical segments for the nine-month periods ended April 30, 2013 and 2012:

		United
	Canada	States	Europe	Australia	Total

Nine months ended April 30, 2013
Revenue	$467,647	$217,486	$972,765	$-	$1,657,898

Nine months ended April 30, 2012
Revenue (1)	410,543	256,047	1,461,010	60,129	2,187,729

(1)	Excluding revenues related to the discontinued operations.

Sales for the nine months ended April 30, 2013 were lower than the comparative previous year’s sales results because of reduced sales initiatives. Revenue for the nine-month period ended April 30, 2013 came mostly from software maintenance and support, and consulting.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the nine-month periods ended April 30, 2013 and 2012:

	Nine months ended
	April 30,	April 30,
Operating Expenses	2013	2012

Cost of sales and product support	$250,455	$820,398
Year-over-year variation	-69.5%
Percentage of revenues	15.1%	37.5%

Research and development costs, net	701,575	1,068,660
Year-over-year variation	-34.4%
Percentage of revenues	42.3%	48.8%

Selling, general and administrative expenses	1,487,749	4,090,900
Year-over-year variation	-63.6%
Percentage of revenues	89.7%	187.0%

a)	Cost of Sales and Product Support

During nine-month period ended April 30, 2013, cost of sales and product support decreased compared to the previous year amounts mostly as a result of the reduced level of activities, reduced work force and the change in the mix of revenues as the Company generated mostly maintenance and service revenue that were not labor and cost intensive.

b)	Research and Development

During the nine-month period ended April 30, 2013, research and development costs before tax credits decreased from $1,241,160 for the nine-month period ended April 30, 2012 to $701,575 in 2013 because of the reduced level of R&D activities following the reduction in the workforce. As mentioned above, research and product development activities during the nine-month period ended April 30, 2013 consisted mostly of enhancements and localization of existing products, quality assurance, and testing. The Company did not accrue any investment tax credits during the nine-month period ended April 30, 2013.

c)	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the nine months ended April 30, 2013, selling, general and administrative expenses decreased by more than 63% when compared to the nine months ended April 30, 2012 as a result of the restructuring and cost cutting measures initiated during the last half of 2012.

Management’s Discussion and Analysis

Net Income

The following table provides a summary of the net income (loss) for the nine-month periods ended April 30, 2013, and 2012:

	Nine months ended
	April 30,	April 30,
	2013	2012

Net loss before discontinued operations	$(901,216)	$(4,497,566)
Year-over-year variation	-80.0%

Gain on sale of discontinued operations	-	8,571,967
Discontinued operations	-	62,922

Net income (loss)	$(862,667)	$4,137,323
Year-over-year variation	-120.9%

During the nine months ended April 30, 2013, net loss was $862,667 as compared to a net income of $4,137,323 during the nine months ended April 30, 2012. Last year’s results include the income from discontinued operations as well as the gain of $8,571,967 from the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011.

During the nine-month period ended April 30, 2013, net loss before discontinued operations was $901,216 compared to net loss before discontinued operations of $4,497,566 during the nine-month period ended April 30, 2012. Despite the reduction in revenue of $529,831, the positive impact of higher margins combined with the positive impact resulting from the restructuring and cost cutting measures put in place during the latter half of 2012 explain this 80% reduction in the loss from continuing operations.

During the three-month period ended April 30, 2013, the impact of foreign operations resulted in a net foreign exchange loss of $7,438 compared to a net foreign exchange loss of $523,525 during the same period a year earlier. During the nine months ended April 30, 2012, the Company incurred a large foreign exchange loss as a result of its significant holding of US cash and a US receivable from the sale of its SAP ILM Product Line.

Exchange Rates

	Nine months ended
	April 30,	April 30,
	2013	2012

At period end - U.S. dollar	$1.0075	$0.9879
Average for the period - U.S. dollar	0.9988	1.0049

At period end - U.K. pound	1.5652	1.6038
Average for the period - U.K. pound	1.5738	1.5910

At period end - Euro €	1.3265	1.3078
Average for the period - Euro €	1.2969	1.3521

At period end - AUS	1.0445	1.0290
Average for the period - AUS	1.0385	1.0399

Management’s Discussion and Analysis

Liquidity and Capital Resources

	As at
	April 30,	July 31
	2013	2012
Cash	$1,213,006	$811,655
Working Capital	292,454	97,140
Total assets	2,861,323	3,212,678
Total liabilities	3,649,256	3,148,647
Shareholders' equity (deficiency)	(787,933)	64,031

a)	Financial Condition

Total assets

Total assets of $2,861,323 as of April 30, 2013 were 14% lower than the July 31, 2012 total assets of $3,212,678. The decrease as at April 30, 2013 compared to July 31, 2012 is mainly attributable to lower receivables.

Total liabilities

There was an increase in trade and other payables as of April 30, 2013 of $128,282 or 19% as compared to July 31, 2012 mostly as result of the amounts due to Directors and the timing of sales tax payable associated with sales in the UK.

Deferred revenues as of April 30, 2013 of $1,639,217 (short term and long term) were higher than the balance of deferred revenues recorded as of July 31, 2012 of $1,352,916 (short term and long term). The increase is mainly attributable to the timing and the renewal of certain maintenance contracts.

Working capital

As of April 30, 2013, there was a working capital surplus of $292,454 as compared to a working capital surplus of $97,140 as of July 31, 2012. Working capital surplus has been calculated as the difference between current assets and current liabilities. As at April 30, 2013, the receivable from the sale of the SAP ILM Product Line has been grouped with trade and other receivables while it was recorded as a long term receivable at the end of July 2012. The Company expects to have sufficient liquidity to pay its ongoing short-term obligations as a large portion of current liabilities is composed of deferred revenue of $1,376,116 which is earned over time with minimal additional external costs.

b)	Cash Flows

The Cash balance as of April 30, 2013 was $1,213,006 as compared to a cash balance as of July 31, 2012 of $811,655. The increase for the period ended April 30, 2013 is attributable to the collection of income tax credits during the quarter and the timing of collection of certain maintenance contracts.

The significant changes in cash are as follows:

	Nine months ended
	April 30,	April 30,
	2013	2012

Cash flows used for operating activities	$(645,749)	$(3,908,122)
Changes in working capital items	1,084,837	328,933
Cash flows from investing activities	-	7,082,297
Cash flows used for financing activities	(5,778)	(1,345,190)
Effect of exchange rate change on cash	(31,959)	(3,893)
Net increase in cash	401,351	2,154,025

As mentioned above, last year’s net increase in cash flow position was the results of the important gain realized from the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011.

Management’s Discussion and Analysis

Going Concern

The interim condensed consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the year ended July 31, 2012, the Company has incurred operating losses in the past years and has accumulated a deficit of $ 42,992,975 as at April 30, 2013. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast substantial doubt regarding the Company’s ability to continue as a going concern.

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. These interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

Transactions with Related Parties

Key Management Personnel

Related party transactions that the Company incurs include those with key management personnel along with other members of the Board of Directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the three-month periods ended April 30, 2013 and 2012:

	Three months ended		Nine months ended
	April 30,	April 30,	April 30,	April 30,
	2013	2012	2013	2012
Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$31,692	$327,473	$73,317	$766,271
Share-based compensation	-	44,768	-	134,304
	$31,692	$372,241	$73,317	$900,575

The outstanding balances with these related parties as at April 30, 2013 and July 31, 2012 were as follows:

	April 30,	July 31,
	2013	2012
Payable to related parties	$153,317	$80,000

During the nine-month period ended April 30, 2012, payments in the amount of $1,392,278 were made to related parties in relation to amounts due to shareholders.

Management’s Discussion and Analysis

During the fourth quarter of the fiscal year ended July 31, 2012, Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Chief Technology Officer left the Company. The Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

Outstanding Share Data

We are authorized to issue an unlimited number of Class “A” Common Shares without par value of which 20,744,017 are outstanding as at April 30, 2013. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

The following is a summary of the convertible instruments as at the following dates:

	April 30,	July 31,
	2013	2012

Stock options	345,000	2,134,083
Warrants	1,571,432	2,357,147
Convertible debentures, principal	2,228,000	2,228,000
Convertible debentures, interest	891,200	757,520
	5,035,632	7,476,750

Consolidated Financial Statements

The interim condensed consolidated financial statements as at and for the periods ended April 30, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies disclosed in note 3 of the Company’s annual consolidated financial statements as at and for the year ended July 31, 2012.

The interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Accordingly, the interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended July 31, 2012.

The unaudited interim condensed consolidated financial statements as at and for the three-month period ended April 30, 2013 were approved and authorized for issue by the Board of Directors on June 24, 2013.

Critical Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses for the period. Estimates and underlying assumptions are based on historical experience and other assumptions that are considered reasonable in the circumstances and are reviewed on an on-going basis. Actual results may differ from such estimates and it is possible that the differences could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing the condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the annual IFRS consolidated financial statements for the year ended July 31, 2012.

Management’s Discussion and Analysis

Business Risks and Uncertainties

These remain unchanged from the factors detailed in SAND’s July 31, 2012 Annual report.

Outlook

The Company’s Board of Directors and management team is pursuing a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

The Company will continue to strategically pursue its research and development efforts in areas that are key to responding to current changing technology and will focus on controlling expenses by being cost-conscious.

Off Balance-Sheet Arrangements

Other than the amounts due under operating leases, the Company does not have any off balance-sheet arrangements.

Legal proceedings

The Company is party to claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at April 30, 2013.

Controls and Procedures

There were no changes in the Company's internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com

As of June 24, 2013, a total of 20,744,017 common shares were issued and outstanding, 1,571,432 warrants as well as a total of 345,000 stock options.